Exhibit 21.1

SUBSIDIARIES OF CIRCUIT RESEARCH LABS, INC.

Name	Jurisdiction
CRL Systems, Inc.	Nevada Corporation
CRL International, Inc.	Guam Corporation
Orban Europe GmbH	Germany GmbH
CRL/Orban Netherlands Operating BV	Netherlands BV
CRL/Orban Netherlands Holding BV	Netherlands BV
CRL/Orban Equipment Corporation, Inc.	Nevada Corporation